SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS THIRD QUARTER 2014 OPERATIONAL PERFORMANCE

THE COMPANY HAS REACHED THE HIGHEST MONTHLY OIL PRODUCTION OF ITS HISTORY

Sustainable oil and natural gas production growth in Brazil

New production records in the pre-salt

Petrobras´ Natural Gas and Oil Production in Brazil: 9% growth

In the 3rd quarter of 2014, oil and NGL production in Brazil rose 9% from the same period of 2013, reaching an average of 2 million 90 thousand barrel per day (bpd), mainly, due to production ramp up of P-58, P-55, P-62 and FPSO Cidade de Paraty, and the start-up of extended well testes (EWTs) in Iara Oeste and Tartaruga Verde. Production operated by Petrobras reached 2 million 207 thousand bpd in the quarter.

Oil production reached an average of 2 million 126 thousand bpd in October, which represents a new record, surpassing last year´s record reached on December 2010. October was the Company´s ninth consecutive month of oil growth production in the country.

Natural gas production in Brazil rose 7% from last quarter, reaching 441 thousand bpd in the 3rd quarter of 2014 due to production increase in Mexilhão, Uruguá-Tambaú, Sapinhoá and Lula Nordeste fields.

Fifteen (15) new production wells were connected in the 3rd quarter, totaling 46 wells during nine months of 2014. The expectation for the 4th quarter is the connection of 16 production wells, finalizing 62 interconnections in 2014, practically the double of interconnected production wells in 2013 (34 wells).

Our Pipe-laying Support Vessels (PLSVs) fleet reached 18 units in October 2014, and together with the arrival of another vessel until December, we will end the year with 19 vessels.

The PROEF (Campos Basin Operational Efficiency Increase Program) contributed to an additional oil production of 164 thousand barrels per day in the 3rd quarter of 2014. The operational efficiency of Campos Basin Operational Unit (UO-BC), which represented 68% in the 2nd quarter of 2012, reached 81% in the 3rd quarter of 2014. Moreover, in September, UO-BC reached the highest oil production of the last 20 months (420 thousand bpd) and the most efficiency in the last 50 months (82,4%).

Pre-salt production kept excellent performance, reaching another daily production record in September 18th, 2014, totaling 618 thousand bpd, through 29 wells, all in excellent productivity. This record was once again overcome in October 28th, when Campos and Santos Basins registered 640 thousand bpd through 31 wells. These flows include the share operated by Petrobras to its partners companies.

New production systems will start-up in the 4th quarter of 2014 with an even higher production expectation.

Besides FPSO Cidade de Mangaratiba, in Iracema Sul field, which started producing in October 14th, 20 days ahead of schedule, in the coming weeks two other platforms will start production:  FPSO Cidade de Ilhabela, which is already anchored at Sapinhoá and with first well connection operations in progress; and P-61, ready anchored on site at Papa-Terra field (Campos Basin post-salt). Also, under way is drilling rig SS-88, which will allow the beginning of drilling of the first well to be connected to P-61.  Thus, 2014 will register the start-up of 5 new platforms, repeating 2013´s milestone.

Oil Products Production at the Brazilian Refineries: 4% growth

Oil products production rose 4% from last year´s 3rd quarter, reaching 2 million 204 thousand bpd in the 3rd quarter of 2014. Total processed throughput reached 2 million 138 thousand bpd, with eighty percent (80%) of the processed oil coming from Brazilian fields. Diesel, and gasoline represent 62% of the entire volume produced at the refineries.

The utilization factor remained high, reaching 100% in the 3rd quarter in comparison to 98% in the last quarter.

With a production capacity of 230 thousand barrels of oil products per day, the Abreu e Lima Refinery is already under operation. The refinery has two sets of refining units (refining trains), wherein the first is 96% completed.

There are severalsystems and units already operational, in compliance with the refinery start-up planned sequencing.

The Abreu e Lima Refinery is Petrobras´ refinery with the highest oil to diesel conversion rate: 100 barrels of processed oil will produce 70 barrels of diesel S-10 (with lower sulfur). The total diesel production at Rnest will be 161 thousand bdp. This volume is considerably close to our import necessities of such product.

Natural gas supply: 14% growth

Natural gas demand in Brazil reached 97,7 million m3/day, mainly due to rise in power generation of gas fired thermoeletric power plants. In the 3rd quarter of 2014, the power generation using natural gas provided by Petrobras reached on averga 7,7 GW averages, of which 4,6 GW are generated by Petrobras own power plants. The power generation of 7,7 GW is a 35% rise from 5,7 GW generated on the same period of last year.

The greatest supply of national natural gas rose 14% from last year´s same period, reaching 45,6 million m3/day in the 3rd quarter of 2014, which allowed to suppky the increasing demand and reduce liquefied natural gas (LNG) import needs by 16%, whose volumes were also bought at lower costs.

The sustainable growth of oil, natural gas and oil products production is a reality for Petrobras and it is a result of the commitment of the Company´s workforce, constantly searching for efficiency, productivity and capital discipline improvements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.